Exhibit 99.3

Sunrise Communications Selects NICE to Boost Workforce Agility and
Engagement Across Operations in Four Countries

NICE Workforce Management and Employee Engagement Manager solutions provide Sunrise with real-time staffing visibility and AI-driven forecasting to efficiently enable complete workforce agility

Hoboken, N.J., March 10, 2021 – NICE (Nasdaq: NICE) today announced that Sunrise Communications has selected its Workforce Management (WFM) and Employee Engagement Manager (EEM) solutions to centralize planning and boost workforce engagement across operations. NICE's solutions will enable Sunrise to increase ongoing efficiency by providing real-time staffing and skills visibility as well as accurately forecasting future workforce needs, ensuring customer service at the highest level in any business dynamic. This will allow Sunrise to optimally leverage employee competencies across multiple channels while enabling scheduling flexibility, thus improving employee and customer experiences.

Anthony Maycroft, Planning and Analytics Customer Services, Sunrise Communications, said, "Customer service quality and employee wellbeing are of utmost importance to us. Centrally balancing having the right staff with the right skills at the right times in contact centers across geographies is critical. We believe NICE fulfills these needs, giving us holistic, real-time workforce visibility to precisely predict demand so that we can deliver excellent experiences while ensuring employee engagement."

With headquarters in Switzerland and operations across Europe, Sunrise Communications chose NICE for its reliability and planning accuracy across a multi-skilled workforce to help drive performance and efficiency across their in-house and outsourced operations. The ability to allow self-scheduling of shifts and channels through a mobile app was also key and will enable Sunrise to provide employees flexibility and boost engagement. NICE's precision forecasting capabilities also empower the operator to be agile in meeting fluctuating demands and planning staffing accordingly. The operator will tap into the power of NICE's AI-driven forecasting to take planning to the next level.

John O’Hara, President, NICE EMEA, said, "Successful organizations consistently seek opportunities to out-innovate and deliver extraordinary customer experiences.  We believe our WFM and EEM solutions will help Sunrise Communications agilely adapt to any reality and take customer and employee experiences to new heights of excellence."

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201-561-4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. O'Hara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.